Uche D. Ndumele 212.536.4802 Fax: 212.536.3901 undumele@klng.com
November 20, 2006

By EDGAR Transmission and by Courier

Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-4561
Mail Stop 4561

Re:	Enigma Software Group, Inc.
Amendment No.1 to Form SB-2 Filed on September 28, 2006 File No. 333-136005

Form 10-KSB for fiscal year ended December 31, 2005 Forms 10-QSB for fiscal quarters ended March 31, and June 30, 2006, as amended File No. 0-50561

On behalf of Enigma Software Group, Inc., (“Enigma” or the “Company”), we hereby submit Enigma’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 20, 2006, regarding the above referenced Forms SB-2, 10-KSB and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Enigma. References herein to “we,” “us” and “our” refer to Enigma unless the context indicates otherwise.

Also, please note that the Company has updated the financial statements disclosed in the Form SB-2 to reflect the quarter ended September 30, 2006.

General

1.
We have reviewed your response to prior comment 1 of our letter dated August 21, 2006. We note your assertions that Dutchess is not an affiliate of the company. We are unable to concur with your apparent belief that a distribution conducted through a non-affiliate would not be a distribution on behalf of the issuer. Given the significant percentage of shares being registered on behalf of Dutchess, it appears that the offering is in fact a direct primary offering being undertaken on your behalf through Dutchess. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering on behalf of Dutchess.

Response:
The Company has reduced the number of shares that we are registering on behalf of Dutchess from 58,000,000 shares of common stock to 1,397,088 shares of common stock, which represents 33% of the current shares outstanding.

Cover Page

2.
Please revise the cover page to eliminate the reference to the par value and to avoid defined terms that are readily apparent from the context, such as “Common Stock,” “Debentures,” and “Warrants.” The cover page of the prospectus is subject to the plain English requirements outlined in Rule 421(d) of Regulation C.

Response:	The Company has revised the disclosure as requested. Please see the cover page of the prospectus.

Summary, page 3

3.
Please refer to prior comment 7 of our letter dated August 21, 2006. Please provide us with marked copies of PC Magazine and PC World, which you cite in the summary section. You state that your company has been “featured in industry publications.” Please tell us what other industry publications the company has been featured in and provide us with marked copies of a representative sample of those publications as well.

Response:	The Company has removed the references in the summary section to PC Magazine and PC World, as they are no longer relevant. Please see page 3 of the prospectus.

Risk Factors, page 7

There is a substantial doubt about our ability to continue as a going concern, page 7

4.
Please refer to prior comment 13. The subheading fails to capture the essence of the risk in an easily accessible manner for the average investor. It would appear that the immediate consequence of the existence of a going concern qualification is the risk that the accountants identify in their report - that the amounts recorded in the financial statements may require material adjustments if the assumption that the entity is a going concern proves untrue. Please revise the subheading accordingly.

Response:	The Company has revised the disclosure as requested. Please see page 7 of the prospectus.

If we are unable to introduce new products or product enhancements on a timely basis, page 17

5.
We note from the disclosure on page 32 that your current product experiences competitive disadvantages because it does not include features offered in products of competitors, such as automatic infection monitoring and anti-spoofing protection. The risk that results from the uncertainty as to whether you will be able to develop new products or add product enhancements will be more concrete and more specifically tied to your current circumstances if the risk factor refers to the product deficiencies that management has perceived.

Response:	The Company has revised the risk factor as requested. Please see page 12 of the prospectus.

6.
Please refer to prior comment 15. We note the revised disclosure that your current cash reserves will fund the company for the next 15 - 17 months. Because you have sufficient funds to meet your short-term cash requirements, a detailed discussion of financial needs that would have existed without the funds from the debenture agreements appears unnecessary, since there is no deficiency in financing.

Response:	The Company has revised the risk factor as requested. Please see page 8 of the prospectus.

7.
Please refer to prior comment 20. Please clarify the status and breadth of the restructuring program. Although the risk factor on page 13 refers to the risks that may result if your restructuring program is not successful, it appears from your other disclosure that the restructuring program was the attempt to transition from a license fee revenue model to an advertising based revenue model, which attempt was abandoned in January 2006. Your disclosure in Management’s Discussion and Analysis quantifies measures taken in this regard whereas the risk factor states merely that a “large portion” of your financial and personnel resources were devoted to pursuing the business plan. Consistent with our prior comment, please discuss the costs associated with the restructuring effort in quantitative terms. Finally, we note your statement in Note C to the unaudited financial statements that the “Company is in the process of implementing a new business plan, which is designed to build a new revenue model based upon the Company’s prior development and marketing successes.” Please revise your risk factor discussion and Management’s Discussion and Analysis to the extent necessary to clarify whether you are continuing to implement a restructuring program or whether the restructuring program is an abandoned effort.

Response:	The Company has revised the risk factor as requested. Please see page 13 of the prospectus. Please also see page F-7, Note C to the Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and the Use of Estimates

Revenue Recognition, page 21

8.
We have considered your response to prior comment number 29 and do not believe you have addresses the issues raised in that comment. In this regard, it does not appear that you have adequately explained to us how you have determined VSOE for PCS in your SpyHunter 2.0 and 2.7 software arrangements. As previously requested, explain to us how you have determined VSOE of fair value for the elements included in your software arrangements. Explain why you believe your method of determining VSOE of fair value complies with paragraph 10 of SOP 97-2. Also, explain how you have considered paragraph 12 of SOP 97-2 for arrangements where VSOE does not exist for allocation of revenue.

Response:	In the Company’s response to prior comment 29, it stated that:

“Thereafter, the Company recognized revenue over the period of PCS, as we believe that all of the value is attributable to PCS and hence the revenue from sales is attributable entirely to PCS and is deferred and recognized over 12 months in the case of the SpyHunter 2.0 product and 6 months in the case of the SpyHunter 2.7 product, the respective periods of PCS in each case.”

SpyHunter 2.0 was, and 2.7 is sold for $29.99 along with PCS. It is the PCS which makes the product useful. The product is completely useless without PCS because new spyware and adware are constant threats to users’ computers, therefore updates of spyware definitions are critical in combating these threats; accordingly, the initial software download has no real value. Renewals, which consist entirely of PCS, and continue to maintain the product’s usefulness, are sold at the same price of $29.99, for a period of 12 months in the case of SpyHunter 2.0, which is a discontinued product, and 6 months in the case of SpyHunter 2.7.

We believe that our method of determining VSOE of the fair value for the elements included in our software arrangements complies with paragraph 10 of SOP 97-2 because, the only element that is sold separately is PCS in renewal form, and since it is sold for the same price as the original SpyHunter 2.0 or 2.7 download with PCS, all of the fair value is ascribable to the PCS component, (the SpyHunter 2.0 or 2.7 download itself having zero value) consequently all of the revenue is deferred and recognized over the period of PCS.

Paragraph 12 of SOP 97-2 states that if sufficient vender specific objective evidence of fair value “does not exist for the allocation of revenue to the various elements of the arrangement, all revenue should be deferred until the earlier of the point at which (a) such sufficient vendor specific evidence does exist or (b) all elements of the arrangement have been delivered.” This is what we have done since our first public filing. Specifically, since VSOE did not exist for the allocation of revenue to the various elements for the SpyHunter original series, all revenue was deferred until PCS was considered delivered, which occured when we discontinued the service. In the case of SpyHunter 2.0 and 2.7 we followed the guidelines described above with respect to paragraph 10 of SOP 97-2.

Results of Operations For the Three-Month and Six-Month Periods Ended June 30, 2006 and 2005

Expenses, page 23

9.
We note your response to prior comment number 34 as well as the revised disclosures on page 24. We believe that use of the phrase “actual sales” may create the unwarranted impression that amounts reflected in your consolidated statements of operations are not actual amounts. To avoid investor confusion, please revise your disclosure to remove the phrase “actual sales”. As an alternative, consider the use of a term such as “current sales” or a similar term. If you continue to disclose the measure with an alternative name, please revise your discloses to describe why you believe disclosure of such measure is useful to an investor.

Response:	The Company has revised the disclosure as requested. Please see pages 25-28 of the prospectus.

Principal Stockholders. page 40

10.
Please refer to prior comment 57. We note your revisions to the table and we reissue our prior comment in part. Please further revise the table and footnotes to provide all the required information as to each of the classes of voting and equity securities of the issuer. Footnote 2 does not indicate the number of preferred shares held by each of the holders of more than five percent of that class, nor is the percentage ownership of the preferred class disclosed for each of those owners. With respect to the common stock beneficially owned by each of the holders of preferred stock, their beneficial ownership of common stock should include all shares of common stock underlying their preferred shares that the holder may obtain within 60 days. The percentage ownership should be computed in accordance with Instruction 3 to Item 403 of Regulation S-B.

Response:	The Company has revised the disclosure as requested. Please see pages 42-43 of the prospectus.

11.
Please revise the presentation to indicate the shares Messrs. Stark and Estevez have a right to acquire within sixty days from the conversion privileges, which are described in the section titled Description of Securities.

Response:	The Company has revised the disclosure as requested. Please see page 42 of the prospectus.

Description of Securities, page 43

12.
We note your revisions to this section in response to prior comment 24. Please revise the table to identify clearly the amounts that are provided in dollar terms, such as the $1,000,000 held by Dutchess versus the 14.285 million shares of common stock that are issuable upon conversion. We note the dollar sign at the top of the last column.

Response:	The Company has revised the disclosure as requested. Please see page 46 of the prospectus.

13.
Please refer to prior comment 47. Please include in the prospectus, where you state that your plans may include pursuing acquisitions, the representation that you have no current plans, proposals or arrangements to acquire other businesses.

Response:	The Company has revised the disclosure as requested. Please see page 34 of the prospectus.

14.
Please revise the description of the conversion rights of the Series A preferred stock to explain clearly and concisely the material terms of the conversion features. Specifically, the right to convert and automatic conversion provisions described in Article 3 of the Certificate of’ Designation of the Series A Convertible Preferred Stock should be clearly described. Replace the vague reference to “certain adjustments” to the fixed conversion price with specific language as to the nature and extent of the adjustment features. Once you have described the material terms of the preferred, explain in clearer terms how the conversion of the preferred operates “in tandem” with the conversion features of the debentures. Specifically explain how the adjustments to the conversion rate of the debentures impacts the adjustment to the conversion rate of the preferred. In revising the description of the preferred, please use clear and concise terms and avoid the use of legal jargon.

Response:	The Company has revised the disclosure as requested. Please see page 46.

15.
Please revise the example you use to illustrate the interplay between the two securities to better explain how they interact. It is unclear, for example, how you determined that the minimum amount of dilution to be experienced by the preferred holders is 15%. In revising your example, please cite us to the provisions of the debentures and the preferred stock agreements that form the basis of your conclusions.

Response:
The Company has revised the disclosure as requested to discuss the provisions of the agreements that form the basis for our conclusions. Please see page 46 of the Registration Statement, as well as Section 3.2(d)(vi) of Exhibit 4.1, the Company’s Certificate of Designation of the Series A Convertible Preferred Stock.

Certain Relationships and Related Transactions, page 41

16.
Please refer to prior comment 59. We note from the filed agreement that in addition to the cash payment of $500,000, Jesup & Lamont was also to receive a $15,000 success fee and 600,000 shares in the company. Describe these arrangements and the terms on which any such payments have been or are to be made.

Response:
In March of 2005, the Company paid Jesup & Lamont a $15,000 success fee following the successful closing of the reverse merger with Maxi. Jesup & Lamont's agreement expired in November of 2005 and, as they were unsuccessful at raising capital for the Company, they were not issued the 600,000 warrants mentioned in their engagement letter.

Selling Stockholders, page 45

17.
Please include here a materially complete description of the debenture agreements that describes in a clear manner the conversion rate, adjustments to the conversion rate, the discount rate and other material features of the debentures. Alternatively, you may locate the discussion in the section titled Description of Securities and include here a cross-reference to that section.

Response:
The Company has revised the disclosures as requested. The Company has also provided a cross reference to the Description of Securities discussion in this section, Selling Stockholders. Please see pages 46-48.

Financial Statements

Interim Financial Statements

General

18.
We note that you have made material revisions to your financial statements as of and for the six month period ended June 30, 2006. In this regard, we note the changes related to your accounting for the convertible debentures. Explain how you have considered making corresponding revisions to your quarterly report on Form 10-QSB for the six months ended June 30, 2006. Similarly, explain how you have considered your reporting obligations under Item 4.02 of Form 8-K.

Response:
The Company has made corresponding revisions to our quarterly report on Form 10-QSB/A for the six months ended June 30, 2006, filed November 16, 2006, and we have also issued an 8-K under Item 4.02, filed November 15, 2006, relating to such changes.

19.
In light of the revisions to your financial statements for the six months ended June 30, 2006, explain to us the basis for your conclusion that your disclosure controls and procedures were effective as of June 20, 3006 [sic].

Response:
We consider the issues discussed in EITF 00-19, EITF 05-4, and SFAS 133 to be highly complex and difficult to comprehend and absorb. We did not fully appreciate the complexities of EITF 00-19, EITF 05-4, and SFAS 133, prior to the filing of the 10-QSB for the six months ended June 30, 2006. In this regard, obviously, our disclosure controls and procedures failed us. Accordingly, we will make the following disclosure in Item 3 of our amended 10-QSB. “A material weakness existed as of June 30, 2006, with regard to our design and maintenance of adequate controls over the preparation, review, presentation and disclosure of amounts included in our Balance Sheet and Statements of Operations and Cash Flows, which resulted in misstatements therein.  The impact of the issuance of secured convertible debentures and the related warrants, and the proceeds therefrom, were not appropriately classified as liabilities on the Balance Sheet and the related beneficial conversion expense on the Statement of Operations and financing cash inflows and outflows on the Statement of Cash Flows.” ”

Condensed Statement of Operations, page F-3

20.
We note your response to prior comment number 65. It is unclear to us why you believe that you do not have multiple element arrangements. In this regard, we note that your arrangements appear to contain both a license of your software and PCS services. Please explain to us why you believe this does not represent a multiple element arrangement and refer to the specific authoritative literature you relied upon in making this conclusion. If you conclude that you do have multiple element arrangements, please revise the line item “Sales of Software Product” to clarify that the reported amounts include amounts attributable to PCS.

Response:
Our response to prior comment 65 was flawed in that we meant to say, because there is no fair value ascribable to the product download component, as it is valueless without the PCS, effectively, we do not have multiple element arrangements. Please see our response to your current comment #8 above. We do have multiple element arrangements and we have revised the line item “Sales of Software Product” to “Sales of software products and subscription services” accordingly. Please see page F-3, our Condensed Statements of Operations.

21.
We note the line item “beneficial conversion interest expense.” This does not appear to be an appropriate description of the expenses included in this line item. In this regard, we note that this line item appears to represent the fair value adjustments for derivatives and warrants.

Response:
We were under the impression that “Beneficial Conversion Interest Expense” was the appropriate caption for what is effectively “fair value of adjustments for derivatives and warrants” as you correctly point out. However, since you believe it not to be so, we have changed the caption to “Beneficial Conversion Expense.” Please see page F-3, our Condensed Statements of Operations.

Consolidated Statements of Cash Flows, page F-5

22.
We note your presentation, on a disaggregated basis, of the financial statement impact of issuance of the convertible debentures. This presentation appears to have the effect of presenting as financing cash flows various line items that are not financing cash flows. Revise your presentation to limit your reporting of financing cash flows to the net cash flow of the transaction. Please note that it appears that the cash inflow from the issuance of convertible debentures was $405,000. If you believe additional details of the transaction would be helpful to investors, consider providing corresponding disclosure in the notes to your financial statements.

Response:
We have revised the presentation in the financial statements of the impact of the issuance of the convertible debentures in the Condensed Statement of Cash Flows to limit our reporting of financing cash flows to the net cash flow of the transaction. We do not believe that the additional details previously provided are helpful to investors at all, but erroneously concluded that they were required in light of the accounting for the issuance of convertible debentures. Accordingly, we have not provided corresponding disclosure in the notes to our financial statements. Please see page F-4, our Consolidated Statements of Cash Flows.

Note G - Secured Convertible Debentures Due 2011. page F- 10

23.
We note you have concluded that the conversion feature is an embedded derivative that requires bifurcation. However, we note that your response to prior comment number 36 did not address how you concluded that bifurcation was appropriate. Therefore, please provide a comprehensive analysis which supports your conclusion that the conversion option should be bifurcated. As part of your response, ensure that you address the issues raised in prior comment number 36.

Response:
Based on our reading and understanding of EITF 00-19 and SFAS 133, we concluded that the conversion feature of the Debentures is an embedded derivative requiring bifurcation from the host instrument. We reached this conclusion considering the scope exception paragraph 11(a) of SFAS 133 and the criteria in paragraph 12 of SFAS 133. Specifically, with respect to paragraph 11(a) of SFAS 133, we concluded that the Debenture contract issued by the Company is both (1) NOT indexed to its own stock and (2) NOT classified in stockholders’ equity in our statement of financial position. Furthermore, with respect to the criteria in paragraph 12 of SFAS 133, we concluded that: (a) the economic characteristics and risks of the embedded derivative instrument (i.e., shares of the Company’s Common Stock) are NOT clearly and closely related to the economic characteristics and risks of the host contract (i.e., the Debentures); (b) the contract that embodies both the embedded derivative instrument and the host contract is NOT remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative would, pursuant to paragraphs 6-11 of SFAS 133, be a derivative instrument subject to the requirements of SFAS 133. With respect to paragraph 68 of EITF 00-19, we understand that the fact that the embedded derivative is not detachable from the host contract does not negate the applicability of EITF 00-19. Furthermore, it is our understanding, from our reading and interpretation of the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether we meet the scope exception of SFAS 133, that we do NOT meet such scope exception, which would allow the contract to be classified as equity, as, among other things, the contract includes a provision that could require a net-cash settlement (in so far as the Debenture may not be converted into Common Shares and would thus require payoff); the contract does not permit the Company to settle in unregistered shares; the contract does not contain an explicit limit on the number of shares to be delivered in a share settlement; cash payments, in the form of liquidated damages, may be required to Dutchess in the event that the Company fails to make timely filings with the SEC; and the Company may not have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period (5 years) the derivative contract could remain outstanding, as the number of Common Shares issuable upon conversion would be pegged to a price that is 25% below the market, thereby making such number of shares potentially infinite. Finally, we have concluded that the host instrument does not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 as it contains provisions that could result in the conversion ratio not being fixed and therefore would preclude the convertible debt from qualifying as conventional convertible debt. In addition, as of June 30, 2006, "temporary equity" existed.  At the end of each quarter, a calculation will be made to determine if there is "temporary equity" at the balance sheet date in accordance with ASR 268.

24.
We note that you have recorded a warrant liability as of June 30, 2006. Please provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 that supports your conclusion that the warrants are a liability. As previously requested, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1. In this regard, please tell us which view you use when accounting for warrants with registration rights that provide for liquidated damages.

Response:
After studying paragraphs 12-32 of EITF 00-19, as well as considering the guidance of EITF 05-4, and the different views as outlined in Issue Summary #1, and relating our understanding of their provisions and arguments to the Registration Rights Agreement and the Warrant Agreement we concluded that the Warrants do not qualify for accounting treatment as equity and thus must be treated as debt. In reaching this conclusion, we considered the alternative views as to whether the Registration Rights Agreement and the Warrant Agreement should be viewed as one combined, freestanding instrument or accounted for as separate freestanding arrangements. Paragraph 2 of EITF 00-19 defines a freestanding agreement as one that “is entered into separate and apart from any of the Company’s other financial instruments, or it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” While it is true that the Warrant Agreement is separately exercisable, the other conditions for separate accounting, do not, in our understanding, exist. In particular, the transactions were entered into contemporaneously, in contemplation of one another, and between the same parties, as discussed in paragraph 6 of EITF 05-4. In addition, the shares of the Company’s Common Stock that are to be registered pursuant to the Registration Rights Agreement are the same shares that will be used to settle the Warrant Agreement, as well as will be available for potential issuance upon conversion of the Debenture. Furthermore the conditions necessary for equity classification are not present, based upon our understanding of paragraphs 12-32 of EITF 00-19. Specifically, our interpretation of paragraph 14 of EITF 00-19 is that since the Warrant Agreement does not contemplate settlement in unregistered shares, it must be classified as a liability. Similar evidence for this decision seems to us to exist in paragraph 17 of EITF 00-19. We understand that paragraph 24 of EITF 00-19 also supports this position in so far as the number of shares that could be delivered under the Registration Rights Agreement with respect to the potential conversion of the Debentures is essentially indeterminate, as it is based upon a 25% discount from the market price of the Company’s Common Stock, making the number of shares that must be delivered potentially infinite. Finally, since the number of shares issuable is potentially infinite, the Company would not have sufficient authorized and unissued shares available to settle the contracts and could be required to obtain shareholder approval to increase the authorized shares, thereby precluding equity classification, as discussed in paragraph 19 of EITF 00-19. In addition, as of June 30, 2006, "temporary equity" existed.  At the end of each quarter, a calculation will be made to determine if there is "temporary equity" at the balance sheet date in accordance with ASR 268.

25.
Please describe, in reasonable detail, the methods and assumptions you used when valuing both the conversion option and the warrants. As part of your response, please explain the basis for the valuation model you selected. Please provide a separate analysis for the conversion option and the warrants.

Response:
In valuing both the conversion option and the warrants, the method we used was a Black-Scholes-Merton valuation model. We chose this model as it is commonly used and is a generally accepted valuation model. The assumptions utilized as of June 30, 2006 and September 30, 2006 were the same. They are: (a) the latest trading price of the Company’s Common Stock prior to the date of the valuation; (b) multiplied that by the number 1 minus the discount percentage that Dutchess receives in calculating the Conversion and Warrant Exercise price; (c) estimated the expected life of the Debenture to be five years, which is its term; (d) calculated an annualized volatility factor by inputting the last trading price of the Company’s Common Stock prior to the end of each month from the date of issuance to the valuation date; (e) estimated the amount of dividends the Company would pay to be zero; and (f) obtained the risk-free rate using the yield on five-year Treasury Notes per the St. Louis Federal Reserve Branch issued at, or prior to and nearest, the valuation date. Finally we ran the model to arrive at the values reported in the financial statements. Attached are Microsoft Excel worksheets for our valuation of both the conversion option and the warrants at June 30, 2006 and September 30, 2006.

Note J - Stock Option Plan, page F-11

26.
Your response to prior comment number 64 indicates that you have provided the disclosures required by paragraphs 64, 65, 84, and A240 through A242 of SFAS 123R yet we are unable to locate all of the disclosures. Please explain to us how you have addressed each of the required disclosures. To the extent that any required disclosures have been omitted, revise your disclosures accordingly. For additional guidance, please see the example disclosures in paragraph A241 of SFAS 123R.

Response:	We believe that we have addressed each of the required disclosures as follows:

Paragraph 64:

a: Nature and terms of arrangements:
Disclosed: Please see page Note J, pages F-11 to F-12.

b: Effect of compensation cost on income statement:
Disclosed: Please see page Note J, pages F-11 to F-12.

c: Method of estimating fair value of services received:
Disclosed: Please see page Note J, pages F-11 to F-12. The fair value of each option was estimated as of the date of issuance using the Black-Scholes-Merton option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 90%; risk-free interest rates ranging from 3.91% to 4.00% for the options granted in 2005 and from 4.78% to 4.91% for those options granted in 2006; and expected lives of five years from the dates of grant.

d: Cash flow effects of share based payments:
Disclosed: Please see page F-5, Statement of Cash Flows:
Stock based compensation expense	$159,453

Paragraph 65:

Services received other than employee services:
This element was deemed immaterial.

Paragraph 84:

In the period of adoption disclose effect of change:
Disclosed: Please see Note E-3, page F-9 - Enigma adopted prospective application in 2006, and accordingly all compensation costs incurred through March 31, 2006 associated with vested and unvested incentive stock options were expensed in the first quarter of 2006. This resulted in a charge to earnings of $129,706 in that quarter. Accordingly, the financial statements for the Company’s prior interim periods and fiscal years will not reflect any restated amounts.

Paragraphs A240-A242

Please refer to the foregoing responses as they relate to the minimum disclosures required by these paragraphs.

Annual Financial Statements

Note K - Stock Option Plan, page F-26

27.
Your response indicates that you have provided the disclosures on page F-11. However, we note that the disclosures required by paragraphs 45 to 48 of SFAS 123, and not SFAS 123R, are required in your annual financial statements. Therefore, please tell us how you considered the disclosures required by paragraphs 45 to 48 of SFAS 123 when preparing your financial statements for the year ended December 31, 2005.

Response:	In our response to prior comment 67 we noted that:

“The Company had not initially considered the disclosures required by paragraphs 45 to 48 of SFAS 123R but having now done so, the Company has provided the disclosures required. Please see page F-11.”

We misunderstood the question and assumed that you meant SFAS 123R and not SFAS 123, therefore the addition of the following chart to the interim financial statements, while a required disclosure, was not responsive to your original comment:

“The following table presents the status of options outstanding under the Stock Option Plan as of June 30, 2006:”

Year of Grant	# granted	# cancelled	# exercised	# outstanding	# vested	# unvested
2005	1,257,595	(303,985)	0	953,610	163,789	789,821
2006	1,438,000	0	0	1,438,000	636,800	801,200
Total	2,695,595	(303,985)	0	2,391,610	800,589	1,591,021

The following should have been our response to original comment # 67:

“The following table presents the status of options outstanding under the Stock Option Plan as of December 31, 2005:”

Year of Grant	# granted	# cancelled	# exercised	# outstanding	# vested	# unvested

2005	1,257,595	(303,985)	0	953,610	60,929	892,681

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802. Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

Sincerely,

/s/ Uche D. Ndumele
Uche D. Ndumele

cc:   Via Facsimile
Alvin Estevez
Enigma Software Group, Inc.
Facsimile: (203) 921-0349

Estimated Black-Scholes Pricing Calculations

				6/30/2006		6/30/2006
			Per FASB 123			Conversion
	Per J of A Illustration		Illustration	Warrants		Feature

Stock Price	$46.50	$46.50	$50.00	$0.05000	*	$0.05000	(1)
Exercise Price	$50.00	$50.00	$50.00	$0.03750	*	$0.03750	(2)
Expected Life in Years	1.00	1.00	6.00	5.00	*	5.00	(3)
Annualized Volatility	30.00%	30.00%	30.00%	200.24%	*	200.24%
Annual Rate of Quarterly Dividends	0.00%	3.30%	2.50%	0.00%	*	0.00%
Discount Rate - Bond Equivalent Yield	8.504%	8.504%	7.500%	5.180%	*	5.180	%(4)

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$46.50	$45.00	$43.06	$0.05		$0.05
Present Value of Exercise Price	$46.00	$46.00	$32.14	$0.03		$0.03
Cumulative Volatility	30.00%	130.00%	73.48%	447.75%		447.75%

CALL OPTION
Proportion of Stock Present Value	57.37%	53.04%	77.79%	99.09%		99.09%
Proportion of Exercise Price PV	-45.45%	-41.14%	-51.21%	-1.71%		-1.71%
Call Option Value	$5.77	$4.94	$17.03	$0.05		$0.05

PUT OPTION
Proportion of Stock Present Value	-42.63%	-46.96%	-22.21%	-0.91%		-0.91%
Proportion of Exercise Price PV	54.55%	58.86%	48.79%	98.29%		98.29%
Put Option Value	$5.27	$5.94	$6.12	$0.03		$0.03

				15,000,000	*	26,666,667	(5)
				$0.05		$0.05

Cost / Value of Options			$2,043,594.48	$735,694.01		$1,307,900.47

(All highlighted items need to be hard inputted)

(1)  Latest Price @ 6/30/2006
(2)  Warrants excersied @ 75% of closing price
(3)  Life of debentures
(4)  Yield on 5 Year Treasury Notes issued 6/30/06
(5)  # of shares issuable upon debt conversion

HISTORICAL VOLATILITY	6/30/2006

Annualized Historical Volatility			200.24%

Observations per year			16

Date	Stock Price	Dividend	Continuously compounded rate of return
2/28/2005	1.45		#REF!
3/31/2005	1.25		-14.842%
4/30/2005	1.3		3.922%
5/31/2005	1.05		-21.357%
6/30/2005	1.2		13.353%
7/31/2005	1.25		4.082%
8/31/2005	1.05		-17.435%
9/30/2005	0.3		-125.276%
10/31/2005	0.55		60.614%
11/30/2005	0.55		0.000%
12/31/2005	0.2		-101.160%
1/31/2006	0.07		-104.982%
2/28/2006	0.06		-15.415%
3/31/2006	0.07		15.415%
4/30/2006	0.07		0.000%
5/31/2006	0.08		13.353%
6/30/2006	0.05		-47.000%

Estimated Black-Scholes Pricing Calculations				9/30/2006		9/30/2006
(All highlighted items need to be hard inputted)			Per FASB 123			Conversion
	Per J of A Illustration		Illustration	Warrants		Feature
Stock Price	$46.50	$46.50	$50.00	$0.03500	*	$0.03500	(1)
Exercise Price	$50.00	$50.00	$50.00	$0.02625	*	$0.02625	(2)
Expected Life in Years	1.00	1.00	6.00	5.00	*	5.00	(3)
Annualized Volatility	30.00%	30.00%	30.00%	213.13%	*	213.13%
Annual Rate of Quarterly Dividends	0.00%	3.30%	2.50%	0.00%	*	0.00%
Discount Rate - Bond Equivalent Yield	8.504%	8.504%	7.500%	4.560%	*	4.560	%(4)

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$46.50	$45.00	$43.06	$0.035		$0.035
Present Value of Exercise Price	$46.00	$46.00	$32.14	$0.021		$0.021
Cumulative Volatility	30.00%	130.00%	73.48%	476.56%		476.56%

CALL OPTION
Proportion of Stock Present Value	57.37%	53.04%	77.79%	99.36%		99.36%
Proportion of Exercise Price PV	-45.45%	-41.14%	-51.21%	-1.14%		-1.14%
Call Option Value	$5.77	$4.94	$17.03	$0.0345		$0.0345

PUT OPTION
Proportion of Stock Present Value	-42.63%	-46.96%	-22.21%	-0.64%		-0.64%
Proportion of Exercise Price PV	54.55%	58.86%	48.79%	98.86%		98.86%
Put Option Value	$5.27	$5.94	$6.12	$0.020		$0.020

				15,000,000	*	38,095,238	(5)
				$0.035		$0.035

Cost / Value of Options		9/30/2006	$1,833,744.13	$518,053.27		$1,315,690.85

Cost / Value of Options (prior period)		6/30/2006	$2,043,594.58	$735,694.05		$1,307,900.53

Current period charge (credit) to P&L			$(209,850.46)	$(217,640.78)		$7,790.32

Cumulative charge (credit) to P&L			$833,744.13
Prior Period Cumulative charge (credit) to P&L			$1,043,594.58
		check	$-

(1)	Latest Price @ 9/30/2006
(2)	Warrants excersied @ 75% of closing price
(3)	Life of debentures
(4)	Yield on 5 Year Treasury Notes issued 9/30/06
(5)	# of shares issuable upon debt conversion

HISTORICAL VOLATILITY	9/30/2006

Annualized Historical Volatility			213.13%

Observations per year			19

Date	Stock Price	Dividend	Continuously compounded rate of return
2/28/2005	1.45		#REF!
3/31/2005	1.25		-14.842%
4/30/2005	1.3		3.922%
5/31/2005	1.05		-21.357%
6/30/2005	1.2		13.353%
7/31/2005	1.25		4.082%
8/31/2005	1.05		-17.435%
9/30/2005	0.3		-125.276%
10/31/2005	0.55		60.614%
11/30/2005	0.55		0.000%
12/31/2005	0.2		-101.160%
1/31/2006	0.07		-104.982%
2/28/2006	0.06		-15.415%
3/31/2006	0.07		15.415%
4/30/2006	0.07		0.000%
5/31/2006	0.08		13.353%
6/30/2006	0.05		-47.000%
7/31/2006	0.07		33.647%
8/31/2006	0.05		-33.647%
9/30/2006	0.035		-35.667%